Accountants' Consent





The Board of Directors
Synovus Financial Corp.

We consent to the incorporation by reference in the Registration Statement on Form S-3 of Synovus Financial Corp. of our report dated January 21, 1997, relating to the consolidated statements of condition of Synovus Financial Corp. and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, change in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1996, which report appears in Synovus' 1996 Annual Report to Shareholders and is incorporated by reference in the 1996 annual report on Form 10-K of Synovus Financial Corp., and to the reference to our firm under the heading "Experts" in the prospectus.




                                                       KPMG PEAT MARWICK LLP


Atlanta, Georgia
October 7, 1997


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